SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: March, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
March 14, 2008

	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

Neurochem
annual report
2007
[Neurochem logotype]

NAME OF THE CORPORATION
In light of the Company’s expanded strategy now including nutraceutical and pharmaceutical activities, on February 20, 2008, the Board of Directors adopted a resolution authorizing the Corporation to file articles of amendment to change its name from “Neurochem Inc.” to “BELLUS Health Inc.”. The Board recommends that shareholders vote in favour of the adoption of the special resolution ratifying and confirming the change in its name from “Neurochem Inc.” to “BELLUS Health Inc.”. Provisions have been taken ahead of the vote by the shareholders to duly protect the names “BELLUS Health Inc.”, “BELLUS Santé inc.” and the logo. Please refer to the Management Proxy Circular for more details.
[Bellus Health logo]
Certain statements contained in this document, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include, but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, changes to the competitive environment, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this document. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis provides Management’s perspectives on Neurochem Inc. and its subsidiaries (Neurochem or the Company) and their performance. It also discusses the material variations in the audited consolidated statements of operations, financial position and cash flows of Neurochem for the years ended December 31, 2007, 2006 and 2005. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Additional information relating to the Company, including its Annual Report and Annual Information Form, is available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Also available on SEDAR and EDGAR are the Company’s reconciliation to United States (US) GAAP and the additional disclosures required for the presentation of the financial statements in accordance with US GAAP and Securities and Exchange Commission rules and regulations.
This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this Management’s Discussion and Analysis.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in the consolidated financial statements and in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
This discussion and analysis was performed by management with information available as of March 13, 2008.
Description of Neurochem
Neurochem is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
In November 2007, the Company announced important initiatives following key events that took place over the past year. The Company announced the termination of the tramiprosate (ALZHEMED™; homotaurine) pharmaceutical drug development program, including the early termination of its European Phase III clinical trial, and the advancement of its next generation prodrug of tramiprosate (ALZHEMED™) into preclinical development for the treatment of Alzheimer’s disease (AD). Also, the Company announced its decision to take steps to commercialize homotaurine as a branded nutraceutical, potentially starting as early as 2008. Furthermore, Neurochem announced that it intends to continue to advance eprodisate programs for Amyloid A (AA) amyloidosis, as well as for Type II Diabetes as well as certain features of metabolic syndrome. These decisions are discussed further in the following paragraphs.

The current status of the Company’s principal product candidates is as follows:

Disease indication	Product candidate	Stage of development
AA amyloidosis	eprodisate (KIACTATM)	Clinical development

Type II Diabetes as well as certain features of metabolic syndrome	NC-503	Phase II clinical trial

Alzheimer’s Disease	prodrug	Pre-clinical development
Eprodisate (KIACTA™) is the Company’s oral investigational product candidate for the treatment of AA amyloidosis, a potentially fatal disease which is often associated with kidney dysfunction. The Company was seeking marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. In December 2007, the Company received an acknowledgement from the United States Food and Drug Administration (FDA) that Neurochem’s response to the approvable letter received in July 2007 for the New Drug Application (NDA) for eprodisate (KIACTATM) for the treatment of AA amyloidosis is a complete, Class 2 response. In this second approvable letter (July 2007), the FDA indicated that an additional efficacy trial will be necessary before the FDA could approve the investigational product candidate. The approvable letter also states that additional submissions, filed by Neurochem as part of its response to this approvable letter, may address issues raised in this letter. The FDA had indicated that additional submissions could persuade the agency to eliminate the requirement for an additional trial. The FDA also asked for additional information, including further pharmacokinetic studies, and again acknowledged that a QT clinical study should be submitted as part of a Phase IV (post-approval) commitment. Neurochem had also submitted for marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union and Switzerland. In December 2007, the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the European Medicines Agency (EMEA), issued a negative opinion recommending refusal of the marketing authorization application (MAA) for eprodisate (KIACTATM) for the treatment of AA amyloidosis in the European Union and concluded that another study would be needed to demonstrate eprodisate (KIACTATM)’s effectiveness. The Company requested a re-examination of the opinion by CHMP. As provided by the European regulations, the Company requested that the CHMP consult a Scientific Advisory Group in connection with the re-examination. Eprodisate (KIACTA™) has been granted Orphan Drug Designation in the US and received Orphan Medicinal Product designation in Europe, which normally provide for market exclusivity of seven years and ten years, respectively, once the drug is approved. Eprodisate (KIACTA™) has also received Orphan Drug Designation in Switzerland. On March 13, 2008, the Company announced its decision to pursue the drug development program for eprodisate (KIACTA™) for the treatment of AA amyloidosis. The Company is taking steps to initiate a second Phase III clinical trial and will enter into discussions with the FDA and with the EMEA to reach agreement on the terms for an approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis. As part of its decision, the Company announced that it is withdrawing its current marketing applications for eprodisate (KIACTA™) in the United States, the European Union and Switzerland.
In December 2004, the Company concluded a collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™) for the prevention and treatment of AA amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTA™), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea, for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to $54 million, as well as tiered distribution fees which will be based upon net annual sales of eprodisate (KIACTA™) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the US and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTA™) in the applicable territories. KIACTA™ is a trademark of Johnson & Johnson Corporation.
NC-503 (eprodisate) is being developed for the treatment of Type II Diabetes as well as certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada in February 2008. NC-503 has shown beneficial effects in preclinical in vivo models. Preliminary results have shown that NC-503 protects the kidney function in obese diabetic rats. As well, NC-503 has shown an impact on metabolic changes associated with Diabetes and obesity, including a significant decrease of triglyceride levels and cholesterol, a significant decrease of glycemia and an increase in insulin plasma levels.
The decision to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program early was taken in November 2007. Tramiprosate (ALZHEMED™) was the Company’s investigational product candidate for the treatment of AD. In November 2007, the Company announced the early termination of the European Phase III clinical trial for the treatment of AD. This decision was taken in light of the information gathered from the North American Phase III clinical trial and from the Special Advisory Board established to assist Neurochem in reviewing and analyzing the data from the North American Phase III clinical trial. Neurochem was faced with the decision of completing the European Phase III clinical trial and/or initiating another Phase III study to support the approval of tramiprosate (ALZHEMEDTM) by regulatory agencies and/or investing in the development of a next generation compound related to the original product candidate. Neurochem took the decision to leverage the numerous years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMEDTM) for AD, and to prioritize and accelerate the development of its next generation prodrug candidate of tramiprosate into preclinical development for the treatment of AD. Tramiprosate (ALZHEMED™) completed its 18-month North American Phase III clinical trial during the first quarter of 2007. Despite some descriptive data showing numerical differences in favor of tramiprosate (ALZHEMED™), the North American Phase III clinical trial did not demonstrate a statistically significant difference in favor of the product candidate with respect to the primary endpoints over 18 months of treatment. Due to significant interference from confounding factors and between-site variations that complicated the statistical analyses beyond expectations, it was not possible to demonstrate a statistically significant treatment effect of tramiprosate (ALZHEMED™). However, a difference observed in hippocampal volume did approach statistical significance utilizing an adjusted model aiming to address confounding factors. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in a 12-month open-label extension of the North American Phase III study.
In light of some encouraging results from preliminary post-hoc analysis of the data from the North American Phase III trial which suggest an effect of homotaurine on cognition and memory and given that homotaurine occurs naturally in certain algae, Neurochem is taking steps to commercialize homotaurine as a branded nutraceutical product, potentially as early as mid-2008, through the creation of subsidiaries. A large number of physicians and families have requested access to the compound. The Company’s goal is to provide innovative health solutions to address critical unmet medical needs.

The Company also has ongoing research programs that are focused on the development of next generation compounds for AD and diabetes.
The Company has an indirect equity investment in Innodia Inc. (Innodia), a private company engaged in developing novel drugs for the treatment of Type II Diabetes and underlying diseases. As at December 31, 2007, Neurochem’s indirect equity investment represented approximately 23% of equity ownership, based on the issued and outstanding shares of Innodia.
A subsidiary of Picchio Pharma Inc. (Picchio Pharma) is the principal shareholder of the Company with an ownership of approximately 23% as at December 31, 2007, based on the issued and outstanding shares of the Company as of that date. Picchio Pharma Inc. is a joint venture healthcare investment company established between FMRC Family Trust, a trust of which Dr. Francesco Bellini is a beneficiary, and Power Technology Investment Corporation, a subsidiary of Power Corporation of Canada.
In January 2007, the litigation with Immtech Pharmaceuticals, Inc. (formerly known as Immtech International, Inc. (Immtech)) came to a conclusion when Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. filed with the Federal District Court for the Southern District of New York, U.S.A. a Notice of Voluntary Dismissal. The plaintiffs voluntarily dismissed their complaint against Neurochem in the Federal District Court without any payment, license, business agreement, concession or compromise by Neurochem.
In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech. The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications. The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded $35,000 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately $1.8 million. Neurochem has made the payments required by the Final Award. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech’s July 10, 2006, request to make a further determination with respect to ownership of the Neurochem inventions and pending patent applications, leaving its earlier ruling intact.
The Company has significant tax losses that may be used to reduce future taxable income. See note 16 of the Consolidated Financial Statements for more details.
As at December 31, 2007, Neurochem’s workforce comprised 170 employees. During the year ended December 31, 2006 and the first quarter of 2007, the Company increased its workforce in anticipation of commercialization and completion of clinical programs. During the second quarter of 2007, the workforce was reduced due to delays encountered in the product candidate development programs.

Selected Financial information
(In thousands of US dollars, except per share data)

	Years ended December 31
	2007	2006	2005
	(audited)	(audited)	(audited)
	$	$	$
Revenues:
Collaboration agreement	1,119	2,106	2,793
Reimbursable costs	396	712	872

	1,515	2,818	3,665

Expenses:
Research and development (R&D)	55,732	51,688	41,676
Research tax credits and grants	(2,161)	(1,899)	(3,626)
Other R&D charges	—	1,127	—

	53,571	50,916	38,050

General and administrative	10,581	11,522	18,333
Arbitral award	—	1,835	—
Reimbursable costs	396	712	872
Stock-based compensation	4,275	3,569	3,958
Depreciation, amortization and patent cost write-off	1,698	1,556	2,632

	70,521	70,110	63,845

Loss before undernoted items	(69,006)	(67,292)	(60,180)

Interest income	3,341	2,077	1,718
Interest and bank charges	(202)	(133)	(381)
Accretion expense	(15,751)	(550)	—
Change in fair value embedded derivatives	(870)	—	—
Change in fair value of third-party asset-backed commercial paper	(1,184)	—	—
Foreign exchange gain (loss)	1,130	(280)	154
Other income	1,274	1,348	772
Share of loss in a company subject to significant influence	(327)	(2,440)	(2,578)
Non-controlling interest	109	801	768

	(12,480)	823	453

Net loss	(81,486)	(66,469)	(59,727)

Net loss per share: Basic and diluted	(1.85)	(1.72)	(1.70)

Selected Financial information (continued)
(In thousands of US dollars, except per share data)

	December 31,	December 31,	December 31,
	2007	2006	2005
	(audited)	(audited)	(audited)
	$	$	$
Total assets	78,431	71,402	83,150

Total long-term financial liabilities	36,700	34,285	178

RESULTS OF OPERATIONS
Year ended December 31, 2007 compared to the year ended December 31, 2006
Revenue from collaboration agreement amounted to $1,119,000 for the year ended December 31, 2007, compared to $2,106,000 for the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue. As previously discussed, the Company anticipates a decision by the FDA regarding eprodisate (KIACTA™) in April 2008. The decrease in revenue from collaboration agreement is mainly attributable to a change in the estimated period over which the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™) is being amortized.
Reimbursable costs revenue amounted to $396,000 for the year ended December 31, 2007, compared to $712,000 for the previous year, and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $55,732,000 for the year ended December 31, 2007, compared to $51,688,000 for the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the Phase III clinical trial in Europe and the North American open-label extension of the Phase III study, as well as the conduct of a QT cardiac status Phase I study. For the year ended December 31, 2007, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as drug discovery programs. The Company expects research and development expenses to decrease in the near future as clinical development activities will be reduced primarily due to the termination of the tramiprosate (ALZHEMED™) clinical program.
Research tax credits and grants amounted to $2,161,000 for the year ended December 31, 2007, compared to $1,899,000 for the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for

expenditures incurred in Quebec. The increase is due to higher eligible expenditures in the current year and the realization of tax credits from prior years that met the criteria for recognition in the current year.
Other research and development charges amounted to nil for the year ended December 31, 2007, compared to $1,127,000 for the previous year. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
General and administrative expenses totalled $10,581,000 for the year ended December 31, 2007, compared to $11,522,000 for the previous year. These costs are incurred to support the overall activities of the Company. The decrease is mainly due to a reduction in management bonuses, and in performance-based fees due to Picchio International Inc.
Arbitral award amounted to nil for the year ended December 31, 2007, compared to $1,835,000 for the previous year. This expense related to the dispute with Immtech, as described previously.
Reimbursable costs amounted to $396,000 for the year ended December 31, 2007, compared to $712,000 for the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $4,275,000 for the year ended December 31, 2007, compared to $3,569,000 for the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Depreciation, amortization and patent cost write-off amounted to $1,698,000 for the year ended December 31, 2007, compared to $1,556,000 for the previous year. The increase in 2007 is attributable to patent cost of $239,000 written off during the year, for which no future benefit was expected to be realized.
Interest income amounted to $3,341,000 for the year ended December 31, 2007, compared to $2,077,000 for the previous year. The increase is mainly attributable to higher average cash balances during the current year, compared to the previous year.
Accretion expense amounted to $15,751,000 for the year ended December 31, 2007, compared to $550,000 for the previous year. Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected lives of 60 months, 54 months and 1 month, respectively. Of the total accretion expense recorded in the year ended December 31, 2007, $10,430,000 relates to accretion expense on the Junior Notes, which were fully converted during the second quarter of 2007. Please refer to the Liquidity and Capital Resources section for more details on the convertible notes.

Change in fair value of embedded derivatives amounted to a loss of $870,000 for the year ended December 31, 2007 and represents the variation in the fair value of the embedded derivatives included in the aggregate $80,000,000 Senior and Junior Notes issued in May 2007.
Change in fair value of third-party asset-backed commercial paper amounted to a loss of $1,184,000 for the year ended December 31, 2007 and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $1,130,000 for the year ended December 31, 2007, compared to a loss of $280,000 for the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains recognized during 2007 are mainly attributable to the strengthening of the Canadian dollar compared to the US dollar during the period.
Other income amounted to $1,274,000 for the year ended December 31, 2007, compared to $1,348,000 for the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The 2006 income includes an amount of $293,000 in respect of the recovery of prior years’ property taxes.
Share of loss in a company subject to significant influence amounted to $327,000 for the year ended December 31, 2007, compared to $2,440,000 for the previous year. Non-controlling interest amounted to $109,000 for the year ended December 31, 2007, compared to $801,000 for the previous year. These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. The share of loss recorded in the current year has reduced the Company’s long-term investment in Innodia Holding to a nominal value.
Net loss for the year ended December 31, 2007 amounted to $81,486,000 ($1.85 per share), compared to $66,469,000 ($1.72 per share) for the previous year.
Fourth quarter (unaudited)
For the fourth quarter ended December 31, 2007, the Company recorded a net loss of $16,097,000 ($0.33 per share), compared to $17,011,000 ($0.44 per share) for the corresponding period in the previous year.
Total revenues for the quarter ended December 31, 2007, amounted to $270,000 compared to $675,000 for the corresponding period in the previous year. The decrease is mainly attributable to a change in the estimated period over which the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™) is being amortized.
Research and Development expenses, before tax credits and grants, amounted to $12,199,000 for the quarter ended December 31, 2007, compared to $14,142,000 for the corresponding period in the previous year. The decrease is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the North American Phase III clinical trial.

General and administrative expenses totalled $1,397,000 for the quarter ended December 31, 2007, compared to $2,819,000 for the corresponding period in the previous year. These costs are incurred to support the overall activities of the Company. The decrease is mainly attributable to a reduction in management bonuses, and in performance-based fees due to Picchio International Inc.
Accretion expense amounted to $1,183,000 for the quarter ended December 31, 2007, compared to $550,000 for the corresponding period in the previous year. The increase is due to accretion expense recorded on the $40,000,000 6% Senior Notes issued in May 2007.
Change in fair value of third party asset-backed commercial paper amounted to a loss of $1,184,000 for the quarter ended December 31, 2007, and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. Refer to the Liquidity and Capital Resources section for more details.
Year ended December 31, 2006 compared to the year ended December 31, 2005
Revenue from collaboration agreement amounted to $2,106,000 for the year ended December 31, 2006, compared to $2,793,000 for the previous year. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor in respect of eprodisate (KIACTA™), which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor ($6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the FDA, the amount would no longer be refundable and would be amortized as earned revenue.
Reimbursable costs revenue amounted to $712,000 for the year ended December 31, 2006, compared to $872,000 for the previous year and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $51,688,000 for the year ended December 31, 2006, compared to $41,676,000 for the previous year. The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily in respect of the Phase III clinical trial in Europe and the North American open-label extension of the Phase III study. For the year ended December 31, 2006, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as drug discovery programs.
Research tax credits and grants amounted to $1,899,000 for the year ended December 31, 2006, compared to $3,626,000 for the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly due to additional tax credits of $1,100,000 recorded during 2005, claimed in respect of research and development taxable benefits on stock options for 2005 and prior years. Also, research grants for the year ended December 31, 2005, include the final contribution of $948,000 received by the Company under the Technology Partnerships Canada Program for the development of tramiprosate (ALZHEMED™).

Other research and development charges amounted to $1,127,000 for the year ended December 31, 2006. In 2006, the Quebec taxation authorities confirmed their position in the application of the tax credit program that denied tax credits on research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined at that time that the criteria for recognition of these credits were no longer met and recorded a provision for these research tax credits.
General and administrative expenses totalled $11,522,000 for the year ended December 31, 2006, compared to $18,333,000 for the previous year. The decrease is primarily attributable to a reduction in legal fees incurred by the Company regarding the dispute with Immtech.
Arbitral award amounted to $1,835,000 for the year ended December 31, 2006 and relates to the dispute with Immtech, as discussed previously.
Reimbursable costs amounted to $712,000 for the year ended December 31, 2006, compared to $872,000 for the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $3,569,000 for the year ended December 31, 2006, compared to $3,958,000 for the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease is primarily attributable to expenses of $1,189,000 recorded in 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.
Depreciation, amortization and patent cost write-off amounted to $1,556,000 for the year ended December 31, 2006, compared to $2,632,000 for the previous year. The decrease is mainly attributable to the write-off of patent costs of $704,000 recorded in 2005 in relation to non-core technology patents, responsibility for which reverted to Parteq Research & Development Innovations, the technology transfer office of Queen’s University. The decrease is also attributable to the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities located in Laval, Quebec. As a result of the transaction, the Company had no depreciation expense for the buildings in 2006. In 2005, depreciation expense on the buildings was recorded up to the date of the sale-leaseback transaction.
Interest income amounted to $2,077,000 for the year ended December 31, 2006, compared to $1,718,000 for the previous year. The increase is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current year, compared to the previous year.
Interest and bank charges amounted to $133,000 for the year ended December 31, 2006, compared to $381,000 for the previous year. The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.
Accretion expense amounted to $550,000 for the year ended December 31, 2006, and mainly represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006. Please refer to the section Liquidity and Capital Resources for more details on the convertible notes.

Foreign exchange loss amounted to $280,000 for the year ended December 31, 2006, compared to a gain of $154,000 for the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in currencies other than the Canadian dollar. Foreign exchange losses recognized during 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the US dollar during the year. Prior to July 1, 2007, the Company’s functional currency was the Canadian dollar.
Other income amounted to $1,348,000 for the year ended December 31, 2006, compared to $772,000 for the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue. The increase is mainly attributable to recovery of prior years’ property taxes in 2006 in the amount of $293,000.
Share of loss in a company subject to significant influence amounted to $2,440,000 for the year ended December 31, 2006, compared to $2,578,000 for the previous year. Non-controlling interest amounted to $801,000 for the year ended December 31, 2006, compared to $768,000 for the previous year. These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia, for which Neurochem is the primary beneficiary.
Net loss for the year ended December 31, 2006 amounted to $66,469,000 ($1.72 per share), compared to $59,727,000 ($1.70 per share) for the previous year.
Quarterly results (unaudited)
(In thousands of US dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)

Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Third	694	(16,509)	(0.43)
Second	724	(18,113)	(0.47)
First	725	(14,836)	(0.39)
The increase in quarterly losses year over year, with the exception of the third and fourth quarter of 2007, is primarily due to additional investments in research and development as the Company advances its product candidates through clinical trials. The increase in the 2007 second quarter net loss is also due to accretion expense recorded on the convertible notes issued in November 2006 and May 2007. The decrease in the 2007 third quarter net loss, compared to the corresponding period the previous year is primarily due to a reduction in research and development expenses. The decrease in the 2007 fourth quarter net loss, compared to the corresponding period the previous year, is primarily due to a reduction in research, development and administrative expenses, offset by lower revenues, higher accretion expense on the convertible notes and a write-down of third party asset-backed commercial paper.

Related party transactions
(In thousands of US dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005
	$	$	$
Management services expense	2,343	2,164	1,981
Sub-lease revenue	858	846	579
In March 2003, Neurochem entered into a management services agreement with Picchio International Inc. (Picchio International) into which Picchio Pharma Inc. intervened, which has since been amended. Picchio International is wholly-owned by Dr. Francesco Bellini and his spouse. The management services agreement stipulates that Picchio International provides the services of Dr. Francesco Bellini, as Chief Executive Officer of the Company and services of other members of Picchio International and Picchio Pharma Inc. Under the agreement, Picchio International and Picchio Pharma Inc. provide regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities. In consideration of all services rendered under the agreement, Picchio International received in 2007 a monthly fee of approximately CDN$208,000. Pursuant to an amendment in 2003, the agreement also provides for performance-based fees determined at the discretion of the Board of Directors. During the year ended December 31, 2007, the Company paid $848,000 of performance-based fees, which was accrued as at December 31, 2006.
In 2004, the Company entered into an agreement to issue shares with the Chief Executive Officer. Refer to the section Contractual Obligations for details.
In April 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. The lease is for a three-year period ending April 2008, with a gross rent of approximately CDN$960,000 per year. In connection with the sale-leaseback transaction of November 2005 for its Laval facilities, the Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease referred to above. During 2007, the lease agreement was extended to April 2011, with a gross rent of approximately CDN$968,000 per year.
Please refer to notes 8, 14(b) and 15(b) of the Consolidated Financial Statements for transactions with Parteq Research and Development Innovations.
FINANCIAL CONDITION
Liquidity and capital resources
As at December 31, 2007, the Company had available cash, cash equivalents and marketable securities of $58,672,000, compared to $48,758,000 at December 31, 2006. The increase is primarily due to proceeds received from the issue of convertible notes in May 2007 and is partially offset by funds used in operating activities.

Financing activities
Proceeds from the issue of share capital for the year ended December 31, 2007, amounted to $371,000 and are related to the issue of share capital pursuant to the exercise of stock options. Proceeds from the issue of share capital for the year ended December 31, 2006, amounted to $8,641,000 and are mainly related to the warrant exercised by Picchio Pharma on February 16, 2006, which was previously issued pursuant to a February 2003 private placement and was otherwise scheduled to expire on February 18, 2006. Proceeds from the issue of share capital for the year ended December 31, 2005, amounted to $69,829,000 and are mainly related to the issue of additional share capital and the exercise of a warrant during that year. In March 2005, the Company completed a public offering of its common shares in the US and in Canada. The Company issued four million common shares at a price of $15.30 per share. Total proceeds from the offering were $61,200,000 and the issue costs totaled $4,107,000. In July 2005, Picchio Pharma exercised a warrant, issued pursuant to a July 2002 private placement that was otherwise scheduled to expire on that date, generating total proceeds to the Company of $7,189,000 and resulting in the issuance of 2,800,000 common shares from treasury.
Net proceeds from convertible notes amounted to $74,279,000 for the year ended December 31, 2007 and are in respect of the $80,000,000 aggregate principal amount of convertible notes issued in May 2007, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Of the net proceeds from the offering, $34,274,000 has yet to be spent as of December 31, 2007. As at December 31, 2007, the use of proceeds has conformed in all material respects, with the expectations set forth in the prospectus filed publicly. Net proceeds from convertible notes amounted to $40,306,000 for the year ended December 31, 2006 and are in respect of the private placement entered into in November 2006 of $42,085,000 aggregate principal amount of 6% convertible senior notes due in 2026, with a conversion premium of 20%. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion. Refer to note 10 of the Consolidated Financial Statements for more details.
Proceeds from sale-leaseback amounted to $26,411,000 for the year ended December 31, 2005, and are in respect of the Company’s facilities located in Laval, Quebec. The transaction generated a net gain of CDN$21,358,000. For accounting purposes, the net gain is deferred and amortized over the period of the lease. The Company has leased the facilities for a period of 15 years, with an option to buy it back at fair market value beginning December 1, 2017. In addition, the Company has secured two five-year options to extend the lease beyond the original term. Of the proceeds, CDN$9.8 million was used to repay the long-term debt contracted in 2004 to finance the acquisition of the facilities from Shire BioChem.

In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz), that provides the Company up to $60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term, less a placement fee equal to 2.4% of gross proceeds payable to the placement agent, Rodman & Renshaw, LLC. The ELOC established by the securities purchase agreement will terminate on February 9, 2009. The ELOC shall also terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $25,000,000 under the ELOC. Either party may also terminate the securities purchase agreement if the volume-weighted average price of the Company’s common shares is below $5 per share for more than 30 consecutive trading days. Given that the current price per share has been below the minimum price as per the agreement, the agreement may be terminated at any time. As at December 31, 2007, the Company had not drawn any funds under the ELOC. See subsequent event note for terms of amendment.
Investing activities
Additions to property and equipment for the year ended December 31, 2007, amounted to $575,000, compared to $801,000 for the year ended December 31, 2006, and $1,126,000 for the year ended December 31, 2005. The main additions to property and equipment for these three years were composed of research equipment. Additions to patents for the year ended December 31, 2007, amounted to $1,180,000, compared to $1,716,000 for the year ended December 31, 2006, and $939,000 for the year ended December 31, 2005.
Addition to long-term investment amounted to $1,464,000 for the year ended December 31, 2006 and represents the Company’s additional indirect equity investment in Innodia, as described above.
Other
As at January 31, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,815,233 options granted under the stock option plan, 2,884,471 shares potentially issuable under the convertible notes and 2,250,645 warrants outstanding, for a maximum of 57,018,444 common shares, on a fully diluted basis.
The Company invests available cash resources, in a manner consistent with a goal of capital preservation, liquidity and with limited credit risk, in liquid securities with varying terms to maturity not exceeding twelve months, selected with regard to the expected timing of expenditures to be incurred from continuing operations and prevailing interest rates.
“Restricted Cash” presented on the Consolidated Balance Sheet is composed of short-term investments pledged to a bank as collateral for two letters of credit; the first in the amount of $6,000,000 was issued in connection with the potentially refundable upfront payment received under the collaboration agreement with Centocor and the second in the amount of CDN$640,000 was granted in favour of a landlord in relation to the lease of a building. As at December 31, 2007, restricted cash is composed of third-party asset-backed commercial paper (ABCP). These investments were due to mature during the third quarter of 2007 but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. At the time these investments were acquired, the ABCP were rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. The ABCP are currently subject to a restructuring proposal under a standstill agreement which is expected to result in the conversion of the ABCP into longer-term financial instruments with maturities corresponding to the underlying assets. A Pan-Canadian Investors Committee (the Committee) was established to oversee the orderly restructuring of these instruments during this standstill period. A restructuring plan was announced by the Committee on December 23, 2007, and is anticipated to be completed by the end of March, 2008. During the quarter ended December 31, 2007, the Company recorded a provision for losses in the amount of $1,184,000 in respect of ABCP, reflecting the Company’s estimated reduction in the fair value of these investments as at December 31, 2007. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows, ranging from 7 to 30 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with highly rated notes and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the outcome of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current best estimate. Changes in the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the third party ABCP liquidity issue. During the third and fourth quarter of 2007, both letters of credit were renewed upon their respective annual expiry, with the ABCP issued as collateral.
Since its inception in 1993, Neurochem has devoted its resources principally to funding research and development programs and the related infrastructure and support activities. As at December 31, 2007, the Company has incurred a cumulative deficit since inception of $318,254,000 of which research and development expenditures totalled $224,622,000 before net research tax credits and grants of $21,253,000. The Company expects operating expenses to decrease during fiscal 2008, primarily due to the early termination of the tramiprosate (ALZHEMED™) program, however the Company intends to continue to invest in product research and development and preparations to commercialize homotaurine as a branded nutraceutical product.
The Company signed a collaboration and distribution agreement with Centocor in respect of eprodisate (KIACTA™) in December 2004. However, the Company has not yet generated any revenues from the sale of products and has not been profitable to date. Neurochem has funded its operations primarily through private and public offerings of common shares, issuance of convertible notes, payments received under collaboration and research and development agreements, proceeds from the sale-leaseback, interest income, tax credits and grants. While the Company continues to be in the development phase, it expects to fund operations with proceeds from equity or debt financing, interest income, revenues from partnership, revenue from nutraceutical product commercialization, collaborative research, license, product development and co-marketing agreements, research tax credits and grants.

The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, potential revenue from commercialization of nutraceutical products, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Disclosure of fair value of financial instruments, credit risk, foreign currency risk and interest rate risk is presented in note 20 of the Consolidated Financial Statements.
Contractual Obligations
As at December 31, 2007, Neurochem’s future contractual obligations are principally for operating leases for facilities and office equipment, clinical trial outsourcing agreements, management fees for Picchio International, as well as payments in relation to the convertible notes. Future contractual obligations by year of maturity are presented below.

	Payments Due by Period
	(in thousands of US dollars)
Contractual		Less than 1			More than 5
obligations	Total	year	1-3 years	3-5 years	years
Operating leases	42,724	2,916	5,966	6,298	27,544

Clinical trial agreements	3,732	3,716	16	Nil	Nil

Management fees	2,317	2,317	Nil	Nil	Nil
Convertible notes (1)	46,585	Nil	Nil	46,585	Nil

Interest payments on convertible notes (1)	11,180	2,795	5,590	2,795	Nil

(1)	Assumes redemption of convertible notes in November 2011.

Refer to note 10 to the Consolidated Financial Statements for terms and conditions.
The Company has not engaged in commodity contract trading or off-balance sheet financing, other than in relation to operating leases and the sale-leaseback transaction, for which the contractual obligations under the operating leases are stated above. In addition, the Company is also responsible for operating costs and taxes under the operating leases. Furthermore, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, as discussed previously.
The Company has letters of credit granted in favour of Centocor for $6,000,000 and a landlord for CDN$640,000; marketable securities are pledged under these letters of credit and are presented as restricted cash on the Consolidated Balance Sheet as at December 31, 2007.
In December 2004, the Company entered into an agreement with its Chief Executive Officer, Dr. Francesco Bellini, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets. In 2005, the Company recorded stock-based compensation in relation to 140,000 common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified performance targets; these shares will be issued by the Company upon formal notification by the Chief Executive Officer.

The Company has entered into a number of other agreements, which involve future commitments, including agreements with Parteq Research and Development Innovations and the federal Ministry of Industry (Technology Partnerships Canada Program). Please refer to note 14 of the Consolidated Financial Statements for the year ended December 31, 2007.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and includes, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer’s management, including its chief executive officer and chief financial officer (or persons who perform similar functions to a chief executive officer and chief financial officer), as appropriate, to allow timely decisions regarding required disclosure.
The Company’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Company’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Company’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were effective as of December 31, 2007.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Annual Report on Internal Control Over Financial Reporting
Internal control over financial reporting (ICFR) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management, including the Company’s Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR. Management assessed the effectiveness of the Company’s ICFR as of December 31, 2007, based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s ICFR was effective as of December 31, 2007.
Attestation Report of Independent Registered Public Accounting Firm
KPMG LLP, an independent registered public accounting firm, which audited and reported on the Company’s financial statements in this Annual Report, has issued an unqualified attestation report on the effectiveness of the Company’s ICFR as of December 31, 2007.
Changes in Internal Controls Over Financial Reporting
No changes were made in the Company’s ICFR during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect its ICFR. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of consolidated financial statements in accordance with GAAP requires management to adopt accounting policies and to make certain estimates and assumptions that the Company believes are reasonable based upon the information available at the time these decisions are made. These accounting policies, estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues, expenses and cash flows during the reporting periods. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from estimates. The Company’s significant accounting policies are described in Note 3 to the audited Consolidated Financial Statements. Management considers that the following accounting policies and estimates are the more important in assisting an understanding and evaluating the Company’s consolidated financial statements.
Revenue recognition: Revenue from collaboration and distribution agreements that include multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair value. Payments received under the collaboration and distribution agreements may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specific element of the arrangement, are recognized as income upon the achievement of the specified milestones. Distribution fee revenue is recognized when the service is performed, the amount is determinable and collection is reasonably assured.
Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility operating costs, office services, information technology and human resources. The Company accrues clinical trial expenses based on work performed, which relies on estimates of total costs incurred based on completion of patient studies and other events. The Company follows this method since reasonable dependable estimates of the costs applicable to various stages of a research agreement or clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion.
Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the future tax asset for amounts which are not considered “more likely than not” to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company has determined that a 100% tax valuation allowance is necessary at December 31, 2007. In the event the Company was to determine that it would be able to realize its tax asset, an adjustment to the tax asset would increase income in the period in which such determination is made.
Property, equipment and patent costs are stated at cost and are amortized on a straight-line or declining balance basis. The Company regularly reviews property, equipment and patent costs for impairment, as well as whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or patent costs are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.
Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees subsequent to July 1, 2002. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The Company uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Company’s earnings.
CHANGE IN ACCOUNTING POLICIES
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007, were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates.
For comparative purposes, historical financial statements have been restated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
New accounting pronouncements adopted in 2007
On January 1, 2007, the Company adopted the following new accounting standards issued by the CICA:
Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. A new financial statement has been presented in relation to Section 1530.
Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.
Section 3855, Financial Instruments — Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments’ classifications, changes in subsequent measurements are recognized in net income or comprehensive income.
The Company has designated its financial instruments as follows:
▪ Cash equivalents, marketable securities and restricted cash are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market at each reporting dates with all unrealized losses recognized in comprehensive income.
▪ Other receivables are classified as “Loans and Receivables”. Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, these financial instruments are measured at amortized cost using the effective interest rate method.
The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The change in accounting policy related to embedded derivatives resulted in an increase of $155,000 to the opening deficit at the date of adoption.

As a result of adopting Section 3855, deferred financing costs of $1,535,000 as at January 1, 2007, relating to convertible notes, have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheet. These costs are being amortized using the effective interest method over the life of the related debt.
Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.
Recent accounting pronouncements to be adopted
The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.
Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and will not impact the financial results of the Company. This standard is effective January 1, 2008.
Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and will not impact the financial results of the Company. These standards are effective January 1, 2008.
International Financial Reporting Standards (IFRS)
In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating IFRS into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA needs to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. These standards are effective for fiscal years beginning on January 1, 2011.
SUBSEQUENT EVENTS
On February 20, 2008, the Company’s Board of Directors approved the following transactions:
(a) The issuance of 2,445,000 options to purchase common shares to be issued under the stock option plan of the Company. The option price per share will be determined based on the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange.

(b) The Company renewed the management services agreement entered into with Picchio International Inc. to November 30, 2008.
(c) The Company entered into an amendment with respect to the ELOC facility. The term of the ELOC facility has been extended to February 2010. The minimum draw-down obligation by the Company has been reduced to $15,000,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of draw-down. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of draw-down.
(d) The name-change from Neurochem to BELLUS HealthTM, pending shareholder approval at the next annual meeting.
RISKS AND UNCERTAINTIES
Since its inception in 1993, Neurochem has experienced operating losses and products have not yet been marketed commercially. The Company’s product candidates are in development and have not yet been approved for commercialization by regulatory authorities in any jurisdiction. The Company’s business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, the adequacy of patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of the products, and competition from pharmaceutical, biotechnology and nutraceutical companies.
Product research and development involves a high degree of risk, and returns to investors are dependent upon successful development and commercialization of the Company’s products. A setback in any of the Company’s clinical trials may cause a drop in the Company’s stock price. Difficulties encountered in enrolling patients in the Company’s clinical trials could delay or adversely affect the trials. There can be no assurance that development of any product will be successfully completed or that regulatory approval of any of the Company’s products under development will be obtained. Furthermore, there can be no assurance that existing products or new products developed by competitors will not be more effective, or more effectively marketed and sold, than any that may be developed by the Company. There can be no assurance that the Company’s future potential products will gain market acceptance among physicians, patients, healthcare payers, the medical community and consumers.
Because of the length of time and expense associated with bringing new products through development, obtaining regulatory approval and bringing products to market, the Company places considerable importance on obtaining and maintaining patent protection and safeguarding trade secret protection for significant discoveries. There can be no assurance that any pending patent application filed by the Company will mature into an issued patent. Furthermore, there can be no assurance that existing or pending patent claims will offer protection against competition, or will not be designed around or infringed upon by others. Commercial success will also depend in part on the Company not infringing patents or proprietary rights of others. Patent litigation is costly and time consuming and may subject the Company to liabilities.
The Company is currently dependent on third parties for a variety of functions and may enter into future collaborations for the development, manufacture and commercialization of products, including Centocor for the commercialization of eprodisate (KIACTA™). There is no assurance that the arrangements with these third parties will provide benefits the Company expects. There can also be no assurance that the Company will be successful in manufacturing, marketing and distributing products, or that the Company will be able to make adequate arrangements with third parties for such purposes. There can be no assurance that the Company will generate revenue or achieve profitability.
Significant funding is required for ongoing research and development, clinical trials, commercial manufacturing of products and the establishment of sales and marketing teams necessary for the launch and ongoing sales of new products. In addition, major financial resources are necessary until such time as the products are commercialized and sold successfully, and sales are sufficient to generate profits. The Company intends to raise additional financing, as required, through research, partnership and licensing agreements, the exercise of stock options and warrants, and through equity and/or debt financing. However, there can be no assurance that these financing efforts will be successful or that the Company will continue to be able to meet its ongoing cash requirements. It is possible that financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the results of scientific research and clinical development, the Company’s ability to obtain regulatory approvals, the market acceptance of the Company’s products, the state of the capital markets generally (with particular reference to pharmaceutical, biotechnology, nutraceutical and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.
A detailed discussion on the Company’s risks and uncertainties can be found in the Company’s public filings including the Annual Information Form and prospectuses available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.
FORWARD-LOOKING STATEMENTS
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section of this Management’s Discussion and Analysis, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Management’s Discussion and Analysis with the data contained in the consolidated financial statements.
To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in the Management’s Discussion and Analysis.
The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. The external auditors, KPMG LLP, have direct access to the Audit Committee of the Board of Directors.
The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the consolidated financial statements for the year ended December 31, 2007, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, the Company’s auditors have issued an attestation report on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2007.

[signed]	[signed]

Francesco Bellini, O.C.	Mariano Rodriguez, C.A., C.P.A.
Chairman, President and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer
Laval, Quebec, Canada
February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Neurochem Inc.
We have audited the accompanying consolidated balance sheets of Neurochem Inc. (“the Company”) and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and for the period from inception (June 17, 1993) to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from inception (June 17, 1993) to December 31, 2007, in conformity with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 13, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
[signed] KPMG LLP
Chartered Accountants
Montreal, Canada
February 13, 2008, except as to Note 21, which is as of February 20, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Neurochem Inc.
We have audited Neurochem Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 13, 2008, except as to Note 21, which is as of February 20, 2008, expressed an unqualified opinion on those consolidated financial statements.
[signed] KPMG LLP
Chartered Accountants
Montreal, Canada
February 13, 2008

Consolidated Balance Sheets
December 31, 2007 and 2006
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	December 31,	December 31,	December 31,
	2007	2007	2006

	(CDN$-	(US$)	(US$-
	note 2 (b))		note 2 (a))
Assets
Current assets:
Cash and cash equivalents	$10,833	$10,963	$12,158
Marketable securities	47,141	47,709	36,600
Restricted cash (note 6)	—	—	6,000
Sales taxes and other receivables	766	775	1,043
Research tax credits receivable	1,785	1,807	928
Prepaid expenses	1,335	1,351	2,489

	61,860	62,605	59,218

Restricted cash (note 6)	5,399	5,464	549
Deferred financing fees (notes 4 (b) and 10)	—	—	1,535
Long-term prepaid expenses	361	365	789
Long-term investment (note 4 (a))	1	1	319
Property and equipment (note 7)	3,794	3,840	3,912
Patents (note 8)	6,083	6,156	5,080

	$77,498	$78,431	$71,402

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$3,632	$3,676	$3,753
Accrued liabilities	8,988	9,096	9,834
Deferred revenue (note 5)	7,044	7,129	7,568
Deferred gain on sale of property (note 7)	1,323	1,339	1,222

	20,987	21,240	22,377

Deferred gain on sale of property (note 7)	15,713	15,902	15,732
Long-term accrued liabilities (note 9)	1,264	1,279	635
Convertible notes (note 10)	35,000	35,421	33,650

	72,964	73,842	72,394

Non-controlling interest	672	680	725
Shareholders’ equity:
Share capital (note 11)	270,017	273,269	203,751
Equity portion of convertible notes (note 10)	9,724	9,841	8,620
Additional paid-in capital	15,214	15,397	11,396
Warrants (note 10)	16,656	16,857	—

	311,611	315,364	223,767

Deficit	(314,467)	(318,254)	(234,240)
Accumulated other comprehensive income	6,718	6,799	8,756

	(307,749)	(311,455)	(225,484)

	3,862	3,909	(1,717)
Commitments and contingencies (note 14)

Subsequent events (note 21)	$77,498	$78,431	$71,402

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors by:

[signed]	[signed]
Graeme K. Rutledge, Director	Colin Bier, Director

Consolidated Statements of Operations
Years ended December 31, 2007, 2006 and 2005 and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2007	2007	2006	2005	operations

	(CDN$-	(US$)	(US$-	(US$-	(US$-
	note 2 (b))		note 2(a))	note 2 (a))	note 2 (a))
Revenues:
Collaboration agreement (note 5)	$1,106	$1,119	$2,106	$2,793	$6,120
Reimbursable costs	391	396	712	872	2,131
Research contracts	—	—	—	—	6,038
License fees	—	—	—	—	733

	1,497	1,515	2,818	3,665	15,022

Expenses:
Research and development	55,069	55,732	51,688	41,676	224,622
Research tax credits and grants	(2,135)	(2,161)	(1,899)	(3,626)	(21,253)
Other research and development charges	—	—	1,127	—	1,127

	52,934	53,571	50,916	38,050	204,496
General and administrative	10,455	10,581	11,522	18,333	74,584
Arbitral award (note 12)	—	—	1,835	—	1,835
Reimbursable costs	391	396	712	872	2,131
Stock-based compensation	4,224	4,275	3,569	3,958	14,904
Special charges	—	—	—	—	1,288
Depreciation of property and equipment	1,022	1,034	1,129	1,674	7,646
Amortization and patent cost write-off	656	664	427	958	2,738

	69,682	70,521	70,110	63,845	309,622

Loss before undernoted items	(68,185)	(69,006)	(67,292)	(60,180)	(294,600)

Interest income	3,301	3,341	2,077	1,718	11,589
Interest and bank charges	(200)	(202)	(133)	(381)	(1,543)
Accretion expense (note 10)	(15,564)	(15,751)	(550)	—	(16,301)
Change in fair value of embedded derivatives	(860)	(870)	—	—	(870)
Change in fair value of third party asset-backed commercial paper (note 6)	(1,170)	(1,184)	—	—	(1,184)
Gain on technology transfer	—	—	—	—	2,306
Foreign exchange gain (loss)	1,117	1,130	(280)	154	866
Other income	1,259	1,274	1,348	772	3,719
Share of loss in a company subject to significant influence (note 4 (a))	(323)	(327)	(2,440)	(2,578)	(5,346)
Non-controlling interest (note 4 (a))	108	109	801	768	1,678

	(12,332)	(12,480)	823	453	(5,086)

Net loss before income taxes	(80,517)	(81,486)	(66,469)	(59,727)	(299,686)
Income taxes:
Quebec credit for losses	—	—	—	—	464

Net loss	$(80,517)	$(81,486)	$(66,469)	$(59,727)	$(299,222)

Net loss per share (note 17):
Basic and diluted	$(1.83)	$(1.85)	$(1.72)	$(1.70)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Loss
Years ended December 31, 2007, 2006 and 2005
(in thousands of US dollars)
(in accordance with Canadian GAAP)

	Year ended December 31,
	2007	2006	2005

Net loss	$(81,486)	$(66,469)	$(59,727)
Foreign exchange adjustment on change in functional currency (note 2 (a))	1,957	(1,397)	(1,219)

Comprehensive loss	$(79,529)	$(67,866)	$(60,946)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
Years ended December 31, 2007, 2006 and 2005
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance, December 31, 2004	30,320,419	$125,212	$—	$4,434	$—	$(101,438)	$6,140	$34,348
Adjustment to reflect change in accounting policy for variable interest entities (note 4 (a))	—	—	—	—	—	(2,079)	—	(2,079)
Issued for cash from public offering (note 11 (b))	4,000,000	61,200	—	—	—	—	—	61,200
Share issue costs (note 11 (b))	—	—	—	—	—	(4,107)	—	(4,107)
Exercise of warrants (note 11 (b))	2,800,000	7,189	—	—	—	—	—	7,189
Exercise of stock options:
For cash	300,660	1,111	—	—	—	—	—	1,111
Ascribed value from additional paid-in capital	—	428	—	(428)	—	—	—	—
Stock-based compensation (notes 11(d) and 13)	—	—	—	3,958	—	—	—	3,958
Change in foreign currency translation adjustment (note 2 (a))	—	—	—	—	—	—	1,219	1,219
Net loss	—	—	—	—	—	(59,727)	—	(59,727)

Balance, December 31, 2005	37,421,079	195,140	—	7,964	—	(167,351)	7,359	43,112
Exercise of warrants (note 11 (b))	1,200,000	8,095	—	—	—	—	—	8,095
Equity portion of November 2006 convertible notes (note 10 (a))	—	—	8,620	—	—	—	—	8,620
Share issue costs (note 10 (a))	—	—	—	—	—	(420)	—	(420)
Exercise of stock options:
For cash	100,943	379	—	—	—	—	—	379
Ascribed value from additional paid-in capital	—	137	—	(137)	—	—	—	—
Stock-based compensation (note 13)	—	—	—	3,569	—	—	—	3,569
Change in foreign currency translation adjustment (note 2 (a))	—	—	—	—	—	—	1,397	1,397
Net loss	—	—	—	—	—	(66,469)	—	(66,469)

Balance, December 31, 2006	38,722,022	203,751	8,620	11,396	—	(234,240)	8,756	(1,717)

Consolidated Statements of Shareholders’ Equity, Continued
Years ended December 31, 2007, 2006 and 2005
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance carried forward, December 31, 2006	38,722,022	$203,751	$8,620	$11,396	$—	$(234,240)	$8,756	$(1,717)
Adjustment to reflect change in accounting policy for financial instruments (note 4 (b))	—	—	—	—	—	(155)	—	(155)
Equity portion of May 2007 convertible notes (note 10 (b))	—	—	11,152	—	—	—	—	11,152
Warrants issued in connection with the May 2007 convertible notes issuance (note 10 (b))	—	—	—	—	16,857	—	—	16,857
Share issue costs (note 10 (b))	—	—	—	—	—	(2,373)	—	(2,373)
Exercise of stock options:
For cash	60,803	371	—	—	—	—	—	371
Ascribed value from additional paid-in capital	—	224	—	(224)	—	—	—	—
Issued on conversion of 6% senior convertible notes due in 2027 (note 10 (b))	5,619,321	30,513	(9,688)	—	—	—	—	20,825
Issued on conversion of 5% junior convertible notes due in 2012 (note 10 (b))	4,444,449	38,410	(243)	—	—	—	—	38,167
Stock-based compensation (note 13)	—	—	—	4,225	—	—	—	4,225
Change in foreign currency translation adjustment (note 2 (a))	—	—	—	—	—	—	(1,957)	(1,957)
Net loss	—	—	—	—	—	(81,486)	—	(81,486)

Balance, December 31, 2007	48,846,595	$273,269	$9,841	$15,397	$16,857	$(318,254)	$6,799	$3,909

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005 and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2007	2007	2006	2005	operations

	(CDN$-	(US$)	(US$-	(US$-	(US$-
	note 2 (b))		note 2 (a))	note 2 (a))	note 2 (a))
Cash flows from operating activities:
Net loss	$(80,517)	$(81,486)	$(66,469)	$(59,727)	$(299,222)
Adjustments for:
Depreciation, amortization and patent cost write-off	1,678	1,698	1,556	2,632	10,384
Unrealized foreign exchange (gain) loss	(3,113)	(3,151)	1,384	1,450	1,299
Stock-based compensation	4,224	4,275	3,569	3,958	14,904
Share of loss in a company subject to significant influence	323	327	2,440	2,578	5,346
Non-controlling interest	(108)	(109)	(801)	(768)	(1,678)
Accretion expense	15,564	15,751	550	—	16,301
Change in fair value of embedded derivatives	860	870	—	—	870
Change in fair value of third party asset-backed commercial paper	1,170	1,184	—	—	1,184
Amortization of gain on sale-leaseback	(1,282)	(1,297)	(1,256)	(144)	(2,698)
Amortization of deferred financing fees	—	—	47	—	47
Write-off of leasehold improvements and other property and equipment	—	—	—	—	914
Provision for lease exit obligations	—	—	—	—	374
Gain on technology transfer	—	—	—	—	(2,306)
Shares issued for services	—	—	—	—	30
Changes in operating assets and liabilities:
Restricted cash	—	—	—	(6,519)	(6,519)
Amount receivable under collaboration agreement	—	—	—	11,098	—
Sales taxes and other receivables	343	347	(430)	45	(526)
Research tax credits receivable	(552)	(558)	1,166	(871)	(1,253)
Prepaid expenses	1,358	1,374	238	470	(912)
Long-term prepaid expenses	480	486	384	5	3
Deferred revenue	(1,106)	(1,119)	(2,106)	(2,793)	5,193
Accounts payable and accrued liabilities	(5,372)	(5,437)	3,291	2,157	7,009

	(66,050)	(66,845)	(56,437)	(46,429)	(251,256)

Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2007, 2006 and 2005 and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2007	2007	2006	2005	operations

	(CDN$-	(US$)	(US$-	(US$-	(US$-
	note 2 (b))		note 2 (a))	note 2 (a))	note 2 (a))
Cash flows from financing activities:
Proceeds from issue of share capital	367	371	8,641	69,829	203,616
Share issue costs	—	—	(418)	(4,090)	(12,758)
Proceeds from convertible notes	79,048	80,000	41,930	—	121,930
Financing fees	(5,653)	(5,721)	(1,624)	—	(7,345)
Proceeds from sale-leaseback	—	—	—	26,411	27,807
Repayment of obligations under capital lease	—	—	—	(343)	(2,214)
Proceeds from long-term debt	—	—	—	—	8,052
Repayment of long-term debt	—	—	—	(7,773)	(8,052)

	73,762	74,650	48,529	84,034	331,036

Cash flows from investing activities:
Additions to property and equipment	(568)	(575)	(801)	(1,126)	(18,703)
Additions to patents	(1,166)	(1,180)	(1,716)	(939)	(7,931)
Additions to long-term investment	—	—	(1,464)	—	(1,855)
Proceeds from (purchase of) marketable securities	(10,005)	(10,126)	18,565	(34,453)	(41,141)
Proceeds from disposal of property and equipment	—	—	—	56	76

	(11,739)	(11,881)	14,584	(36,462)	(69,554)

Net (decrease) increase in cash and cash equivalents	(4,027)	(4,076)	6,676	1,143	10,226

Cash and cash equivalents, beginning of period	12,013	12,158	6,332	5,988	—

Effect of foreign exchange on cash and cash equivalents	2,847	2,881	(850)	(799)	737

Cash and cash equivalents, end of period	$10,833	$10,963	$12,158	$6,332	$10,963

Supplemental disclosures to cash flow statements (note 18)
See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005 and period from inception (June 17, 1993) to December 31, 2007
(in thousands of US dollars, except per share data, unless otherwise noted)
1. Organization and business activities:
Neurochem Inc. (the Company or Neurochem) is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
Since inception, the business activities of the Company have been devoted principally to the development of the Company’s core technology platform, amyloid inhibitors, which focus on chemical compounds that could have the potential to inhibit the formation, deposition and toxicity of amyloid fibrils which are implicated or believed to be the underlying causes of certain diseases. The diseases currently targeted by the Company include Amyloid A (AA) amyloidosis, Alzheimer’s disease and Type II Diabetes as well as certain features of metabolic syndrome.
The status of the Company’s principal product candidates is as follows:

Disease indication	Product candidate	Stage of development

AA amyloidosis	eprodisate (KIACTA TM)	Clinical development

Type II Diabetes as well as features of metabolic syndrome	NC-503	Phase II clinical trial

Alzheimer’s Disease	prodrug	Preclinical development
Neurochem is considered to be in the development stage, with clinical trials for two of its programs. Since inception, substantially all of the Company’s research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments, collaboration agreements and research contracts, relate to the Company’s core technology platform.
In the fiscal period ended June 30, 2003, the Company licensed out intellectual property rights on preclinical-stage technology in its Type II Diabetes program to Innodia Inc. (Innodia). Innodia is a private development stage company engaged in developing novel drugs for the treatment of Type II Diabetes and underlying diseases.
The Company is subject to a number of risks, including the successful development and marketing of its technologies and product candidates. In order to achieve its business plan, the Company anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. As of December 31, 2007, management believes that funds from operations, as well as existing financial resources will be sufficient to meet the Company’s requirements for the next year.

2. Functional and reporting currency:
(a)	Change in functional and reporting currency:

Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars.

The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as at June 30, 2007 were translated into US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. For comparative purposes, historical financial statements have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
(b)	Translation of convenience:

The Company’s functional currency is the US dollar. The Company also presents the consolidated financial statements as at and for the period ended December 31, 2007, in Canadian dollars, using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Federal Reserve Bank of New York as at December 31, 2007, which was 0.9881 Canadian dollar per US dollar. The supplementary information in Canadian dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such US dollar amounts actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.
3. Significant accounting policies:
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.
(b)	Cash and cash equivalents:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

3. Significant accounting policies (continued):
(c)	Marketable securities:

Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest is recognized on an effective yield basis. Marketable securities are classified as “Financial Assets Available for Sale” and are marked-to-market with all unrealized gains and losses recognized in comprehensive loss. Realized gains and losses on sale and losses on impairment of these securities are recognized in net loss.
(d)	Property and equipment:

Property and equipment are stated at cost. Depreciation is provided at the following annual rates:

Asset	Basis	Rate/period

Building (to November 2005)	Straight-line	20 years
Research equipment	Declining balance	20%
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Computer software	Straight-line	1-2 years
(e)	Patents:

The capitalized amount with respect to patents relates to direct costs incurred in connection with securing patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.
(f)	Impairment and disposal of long-lived assets:

Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

3. Significant accounting policies (continued):
(g)	Revenue recognition:

Revenue from collaboration agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements, as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the service has been performed, amount is determinable and collection is reasonably assured.

License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

Reimbursable costs incurred in connection with the Company’s collaboration agreement with Centocor, Inc. are included in total revenues and expenses.

Interest income is recognized as earned.
(h)	Research and development:

Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2007 and 2006, no development costs were deferred.
(i)	Government assistance:

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.
(j)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.
(k)	Income taxes:

Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

3. Significant accounting policies (continued):
(l)	Costs associated with lease exit activities:

Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The fair value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

(m)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The dilutive effect of the convertible notes is reflected in diluted earnings per share by application of the “if-converted” method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the period (or at time of issuance, if later) and the resulting common shares are included in the denomination for purposes of calculating diluted earnings per share.

(n)	Stock-based compensation:

The Company follows the fair value based method to account for options granted to employees and non-employees, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

(o)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, estimating the timing of regulatory approvals for revenue recognition purposes, estimating the fair value of restricted cash, allocating the proceeds received from issuance of convertible notes between debt and equity components as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.

4. Changes in accounting policies:
(a)	Variable interest entities:

On January 1, 2005, the Company adopted the recommendations of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company’s investment in a holding company that owns Innodia Inc.’s shares (Innodia Holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. Innodia Holding’s only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company’s interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,079 at January 1, 2005.

In March 2006, the Company invested an additional amount of $1,464 in Innodia Holding in connection with a financing by Innodia Inc. As at December 31, 2007, the Company’s indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. For the year ended December 31, 2007, the Company recorded its share of loss in Innodia Holding bringing the investment to $1. The Company has since ceased to recognize its share of Innodia Inc.’s losses since it is not committed to provide further financial support to this company or otherwise guarantee obligations of this company. The Company continues to track the losses of Innodia Holding should it return to profitability.

(b)	On January 1, 2007, the Company adopted the following new accounting standards issued by the CICA:
(i)	Comprehensive income:

Section 1530, Comprehensive Income, introduces a new financial statement which shows the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources. A new financial statement has been presented in relation to Section 1530.

4. Changes in accounting policies (continued):
(b)	(continued):
(ii)	Financial instruments — recognition and measurement:

Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, establish standards for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. The Company is required to designate its financial instruments into one of five categories, which determine the manner of evaluation of each instrument and the presentation of related gains and losses. Depending on the financial instruments’ classifications, changes in subsequent measurements are recognized in net income or comprehensive income.

The Company has designated its financial instruments as follows:
–	Cash equivalents, marketable securities and restricted cash are classified as “Financial Assets Available for Sale”. These financial assets are marked-to-market at each reporting date with all unrealized gains and losses recognized in comprehensive income. See note 6 for restricted cash.

–	Other receivables are classified as “Loans and Receivables”. Accounts payable, accrued liabilities and convertible notes are classified as “Other Financial Liabilities”. After their initial fair value measurement, these financial instruments are measured at amortized cost using the effective interest rate method.
The new standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value each period through earnings unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. Embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held for trading or designated at fair value. The Company chose to review all contracts in place, that were entered into after January 1, 2003, for any embedded derivatives within these contracts to determine if any such embedded derivatives needed to be accounted for separately at fair value from the base contract. The change in accounting policy related to embedded derivatives resulted in an increase of $155 to the opening deficit at the date of adoption. As of December 31, 2007, the fair value of the embedded derivative liability was $109 and was included in “accrued liabilities” on the consolidated balance sheet. During the year ended December 31, 2007, the increase in fair value of the embedded derivative liability of $63 was recorded as an expense in the consolidated statement of operations.

As a result of adopting Section 3855, deferred financing costs of $1,535 as at January 1, 2007, relating to convertible notes have been reclassified from deferred financing fees to convertible notes on the consolidated balance sheet. These costs are being amortized using the effective interest method over the life of the related debt.
(iii)	Equity:

Section 3251, Equity, describes standards for the presentation of equity and changes in equity for the reporting period as a result of the application of Section 1530, Comprehensive Income. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.

4. Changes in accounting policies (continued):
(b)	(continued):
(iv)	Hedges:

Section 3865, Hedges, specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2007.
(c)	Future accounting changes:

The following accounting standards were recently issued by the CICA. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and will not impact the financial results of the Company. This standard is effective January 1, 2008.

Section 3862, Financial Instruments – Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments – Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments – Disclosure and Presentation. These new standards relate to disclosure only and will not impact the financial results of the Company. These standards are effective January 1, 2008.

International Financial Reporting Standards (IFRS)

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating IFRS into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA needs to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements. These standards are effective for fiscal years beginning January 1, 2011.

5. Collaboration agreement:
In December 2004, the Company concluded a collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTATM), the Company’s most advanced product candidate designed to treat AA Amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTATM), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to $54,000, as well as tiered distribution fees which will be based upon annual sales of eprodisate (KIACTATM) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTATM) in the applicable territories. KIACTATM is a trademark of Johnson & Johnson Corporation.
In 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $12,000, which was received in 2005. One half of the upfront payment received by the Company is potentially refundable in specified circumstance. All of the deferred revenue at December 31, 2007 and 2006 relates to amounts received under this agreement.
The Company recognized $1,119 of revenue under the agreement in 2007 (2006 — $2,106; 2005 - $2,793), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the remaining estimated period through to the anticipated regulatory approval date of the related investigational product candidate. The estimated period over which revenue is being recognized is subject to change based on additional information that the Company may receive periodically in respect of its expected date of regulatory approvals.
6. Restricted cash:
Restricted cash is composed of short-term investments pledged to a bank as collateral for two letters of credit; the first in the amount of $6,000 was issued in connection with the potentially refundable upfront payment received under the collaboration agreement with Centocor and the second in the amount of CDN$640 was granted in favour of a landlord in relation to the lease of a building. As at December 31, 2007, restricted cash is composed of third-party Asset-Backed Commercial Paper (ABCP). These investments were due to mature during the third quarter of 2007 but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. At the time these investments were acquired, the ABCP were rated R1-high by Dominion Bond Rating Service, which is the highest credit rating for this type of investment. The ABCP are currently subject to a restructuring proposal under a standstill agreement which is expected to result in the conversion of the ABCP into longer-term financial instruments with maturities corresponding to the underlying assets. A Pan-Canadian Investors Committee (the Committee) was established to oversea the orderly restructuring of these instruments during the standstill agreement period. A restructuring plan was announced by the Committee on December 23, 2007, and is anticipated to be completed by the end of March 2008.

6. Restricted cash (continued):
During the quarter ended December 31, 2007, the Company recorded a provision for losses in the amount of $1,184 in respect of ABCP, reflecting the Company’s estimated reduction in the fair value of these investments as at December 31, 2007. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets in the underlying trust are going to generate cash flows ranging from 7 to 30 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with highly rated notes and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the outcome of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current best estimate. Changes to the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the Third Party ABCP liquidity issue.
During the third and fourth quarters of 2007, both letters of credit were renewed upon their respective annual expiry, with the ABCP issued as collateral.
7. Property and equipment:

		2007
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,568	$4,648	$2,920
Computer hardware and software	3,148	2,645	503
Office equipment	973	556	417

	$11,689	$7,849	$3,840

		2006
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$6,450	$3,617	$2,833
Computer hardware and software	2,818	2,160	658
Office equipment	842	421	421

	$10,110	$6,198	$3,912

On November 17, 2005, the Company entered into a sale and leaseback transaction for its facilities for a sale price of $26,411. The transaction generated a net gain of $20,085. The net gain is deferred and is being amortized over the original term of the lease of 15 years as a reduction of rent expense. The Company accounts for this lease as an operating lease. Rent expense is calculated on a straight-line basis over the original term of the lease. The Company has an option to purchase the property at fair market value beginning on December 1, 2017. The Company repaid in its totality the remaining balance of the revolving decreasing term credit, which originally financed the acquisition of the facilities. Interest on long-term debt amounted to $282 for the year ended December 31, 2005.

8. Patents:

	2007	2006

Cost	$7,686	$6,121
Accumulated amortization	1,530	1,041

	$6,156	$5,080

The remaining weighted average amortization period of patents at December 31, 2007 is 13.6 years (2006 – 14.3 years; 2005 – 15.6 years). The estimated amortization expense for each of the next five years is approximately $450 per annum or $2,250 in the aggregate.
Effective January 1, 1994, the Company entered into an epilepsy license agreement (Epilepsy Agreement), with Parteq Research and Development Innovations (Parteq), the commercialization arm of Queen’s University. Pursuant to the Epilepsy Agreement, the Company was granted the worldwide exclusive license, under certain intellectual property, including patents and patent applications (Epilepsy Patents) belonging to Queen’s University to develop, make, have made, use, sell and have sold certain products. In 2005, the Company provided Parteq with a termination notice for the Epilepsy Agreement, pursuant to which responsibility for, and all rights in, the Epilepsy Patents reverted to Parteq. Accordingly, the Company wrote off the net book value of the Epilepsy Patents in the amount of $704 during the year ended December 31, 2005.
9. Long-term liabilities:
Long-term accrued liabilities consist of:

	2007	2006

Lease exit obligation	$59	$71
Deferred rent liability	1,161	564
Deferred share unit plan (note 11 (f))	59	—

	$1,279	$635

10. Convertible notes:
Convertible notes consist of the following:

	2007	2006

6% Senior convertible notes due in 2026 (a)	$33,618	$33,650
6% Senior convertible notes due in 2027 (b)	2,825	—
Derivative-related asset (b)	(1,022)	—

	$35,421	$33,650

(a)	On November 9, 2006, the Company entered into a private placement of $42,085 aggregate principal amount of convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes bear interest at a rate of 6% per annum and are payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1 principal amount of 2006 Notes ($19.72 per share) which represents a conversion premium of 20% over the Company’s share price at date of issuance.

The 2006 Notes are convertible, at the option of the holder under the following conditions:
(i)	after December 31, 2006, if the closing sale price of the Company’s common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceed 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

(ii)	during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per $1 principal amount of 2006 Notes was equal to or less than 97% of the average conversion value of the 2006 Notes;

(iii)	if the Company makes certain distributions on its common shares or engages in certain transactions;

(iv)	at any time from, and including, October 15, 2009 to November 15, 2009, from October 15, 2011 to November 15, 2011 and at any time on or after November 15, 2021.
On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009.

On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, the 2006 Note holders may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest.

The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof.

10. Convertible notes (continued):
(a)	(continued):

In accordance with Canadian GAAP, the 2006 Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined in this manner and the face value of the 2006 Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. The effective interest rate of the 2006 Notes is 12.60%.

Issue costs incurred in connection with the issuance of the 2006 Notes were $1,955 and have been presented as follows: $1,535 as financing fees and $420 as share issue costs.

Changes in the 2006 Notes for the years ended December 31, 2007 and 2006 were as follows:

Balance, December 31, 2005	$—
Note issuance as at November 9, 2006	33,465
Accretion expense	550
Interest paid/payable	(365)

Balance, December 31, 2006	33,650
Adjustment to reflect change in accounting policy for financial instruments (note 4 (b))	(1,535)
Accretion expense	4,108
Interest paid/payable	(2,525)
Foreign exchange gain	(80)

Balance, December 31, 2007	$33,618

(b)	On May 2, 2007, the Company issued $80,000 aggregate principal amount of convertible notes, consisting of $40,000, 6% senior convertible notes due in 2027 (the Senior Notes) and $40,000, 5% senior subordinated convertible notes due in 2012 (the Junior Notes). The Senior Notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Senior Notes are convertible at the option of the holder at anytime after three days notice. The conversion price is the average trading price of the Company’s trading price for the period preceding the conversion, subject to a ceiling of $12.68 and a floor of $6.00. The conversion price may be fixed, subject to shareholder’s approval, for the period from October 15, 2009 to November 15, 2009. After November 1, 2011, the Senior Notes may be redeemed by the holders if the Company fails to maintain a specified net cash position. The Company will pay interest on the Senior Notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The Junior Notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares of Neurochem until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances.

10. Convertible notes (continued):
(b)	(continued):

In accordance with Canadian GAAP, the Senior Notes and the Junior Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The Company initially allocated the proceeds from the Senior Notes and the Junior Notes between its liability and equity components using the residual value method. The Senior Notes proceeds, net of issue costs of $2,069, were allocated as follows: $23,492 to debt, $10,909 to equity portion of the convertible notes, $5,907 to warrants and $2,377 to derivative-related asset. The Junior Notes proceeds, net of issue costs of $2,697, were allocated as follows: $27,753 to debt, $243 to equity portion of the convertible notes, $9,533 to warrants and $226 to derivative-related asset. Issue costs of $2,373 in relation to equity instruments, including $1,417 of warrants, were charged to the deficit. The fair value of the embedded derivatives was determined using the Binomial model and the fair value of the warrants was determined using the Black-Scholes pricing model. The models used in the valuation of the components of the convertible notes contain certain subjective assumptions, changes of which may cause significant variation in the estimated fair value of the debt and equity components of the convertible notes.

The Company accretes the carrying value of the Senior Notes and Junior Notes to their face values through a charge to earnings over their expected lives, which is 54 months for the Senior Notes and was one month for the Junior Notes. The effective interest rate of the Senior Notes is 19.97%.

During the year ended December 31, 2007, $35,500 of the Senior Notes were converted into 5,619,321 common shares and the totality of the Junior Notes was converted into 4,444,449 common shares.

Changes in the Senior Notes, Junior Notes and derivative-related asset for the year ended December 31, 2007, were as follows:

	Senior	Junior	Derivative-
	Notes	Notes	related asset

Balance as at December 31, 2006	$—	$—	$—
Notes issuance as at May 2, 2007	23,492	27,753	(2,603)
Accretion expense	1,213	10,430	—
Interest paid/payable	(628)	(174)	—
Foreign exchange loss	32	383	90
Conversion by note holders	(21,284)	(38,392)	684
Change in fair value	—	—	807

Balance as at December 31, 2007	$2,825	$—	$(1,022)

11. Share capital:
(a)	The authorized share capital of the Company consists of:
•	an unlimited number of voting common shares

•	an unlimited number of non-voting preferred shares, issuable in one or more series
(b)	Common shares issued and outstanding:

December 31, 2005:
(i)	On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $15.30 for total proceeds of $61,200. Total share issue costs of $4,107 were charged to the deficit.

(ii)	On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 2.8 million common shares for total proceeds of $7,189.
December 31, 2006:
(iii)	On February 16, 2006, Picchio Pharma exercised its remaining warrant outstanding to purchase 1.2 million common shares for total proceeds of $8,095.
December 31, 2007:
(iv)	In 2007, the Company issued 10,063,770 common shares in connection with the conversion of Senior and Junior convertible notes. See note 10 (b).
(c)	Stock option plan:
Under its stock option plan, the Company may grant options to purchase common shares to employees, directors and consultants of the Company (the Stock Option Plan). The terms, number of common shares covered by each option, as well as the vesting period are determined by the Board of Directors. In general, options vest over periods of up to five years. During the year ended December 31, 2005, the shareholders approved an amendment to the Company’s Stock Option Plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.5% of the issued and outstanding common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the effective date of grant during which the common shares were traded on the Toronto Stock Exchange. In no event may the term of any option exceed ten years from the date of the grant of the option.

11. Share capital (continued):
(c)	(continued):

Changes in outstanding options issued under the Stock Option Plan for the years ended December 31, 2005, 2006 and 2007 were as follows:

		Weighted
		average
	Number	exercise price

		(CDN$)
Options outstanding, December 31, 2004	2,363,784	$14.51
Granted	318,500	21.31
Exercised	(300,660)	4.48
Cancelled or expired	(71,666)	13.68

Options outstanding, December 31, 2005	2,309,958	16.78
Granted	402,000	16.53
Exercised	(100,943)	4.25
Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	17.17
Granted	336,333	11.20
Exercised	(60,803)	7.12
Cancelled or expired	(36,293)	11.72

Options outstanding, December 31, 2007	2,816,733	$16.75

The following table summarizes information about options outstanding and exercisable at December 31, 2007:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		exercise
Exercise price/share	Number	price	expiration	Number	price

(CDN$)		(CDN$)			(CDN$)
$0.36 - $0.65	11,500	$0.65	0.5	11,500	$0.65
$2.99 - $6.93	513,127	4.42	5.5	341,552	4.11
$8.11 - $15.35	670,766	10.62	6.3	468,467	9.05
$17.40 - $23.35	801,507	19.76	7.3	376,533	21.10
$25.30 - $33.00	819,833	26.75	6.5	560,708	27.18

	2,816,733	$16.75	6.5	1,758,760	$16.39

11. Share capital (continued):
(d)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. During the year ended December 31, 2007, the Company recorded nil (2006 — nil; 2005 — $1,189) in stock-based compensation in relation to nil common shares (2006 — nil; 2005 - 140,000) to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. As at December 31, 2007, stock-based compensation in relation to 140,000 of the total 220,000 common shares has been recognized. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

(e)	Equity line of credit:

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility will terminate February 9, 2009, and it provides the Company with access to financing of up to $60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown less a placement fee equal to 2.4% of gross proceeds payable to the placement agent. Under the agreement, the Company is committed to draw down at least $25,000 over the term of the facility. Drawdown requests are subject to the terms and conditions as specified in the agreement. Either party may terminate the agreement if the volume-weighted average price of the Company’s common shares is below $5 per share for more than 30 consecutive days. Given that the current price per share has been below the minimum price as per the agreement, the agreement may be terminated at any time. As of December 31, 2007, the Company had not drawn any funds under the equity line of credit.

See subsequent event note 21 (c), for terms of the amendment.

(f)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited multiplied by the market value of common shares on the date a notice of redemption is filed.

During the year ended December 31, 2007, the Company granted 26,567 DSUs having a weighted average fair value per unit of CDN$11.26. For DSUs, compensation cost is measured based on the market price of the Company’s shares from the effective date of grant through to the settlement date. The offsetting liability is marked-to-market. Any changes in the market value of the Company’s shares through to the settlement date results in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At December 31, 2007, the Company had a liability of $59 with respect to issued DSUs.

12. Arbitral award:
In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech Pharmaceuticals, Inc., formerly known as Immtech International, Inc. (Immtech). The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications.

The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded $35 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. In the second quarter of 2006, the Company recorded a charge of $1,835 to account for this decision.

On January 25, 2007, Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. (together with UNC, the Universities) filed with the Federal District Court for the Southern District of New York, USA (the Court) a Notice of Voluntary Dismissal bringing to an end the litigation action described herein. The litigation had been stayed since 2004 when the Court ordered Immtech to submit its claims to arbitration as provided for in the underlying agreement between Immtech and Neurochem, leaving the claims of the Universities to be decided after the conclusion of the arbitration. The plaintiffs voluntarily dismissed their litigation complaint against the Company without any payment, license, business agreement, concession or compromise by the Company.
13. Stock-based compensation:
For the year ended December 31, 2007, the Company recorded total stock-based compensation (excluding compensation under the deferred share unit plan) of $4,225 (2006 — $3,569; 2005 - $2,769), related to stock options granted under the Stock Option Plan after July 1, 2002.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005

Risk-free interest rate	4.02%	4.18%	3.86%
Expected volatility	61%	60%	58%
Expected life in years	7	7	7
Expected dividend yield	nil	nil	nil

13. Stock-based compensation (continued):
The following table summarizes the weighted average grant-date fair value per share for options granted during the years ended December 31, 2007, 2006 and 2005:

		Weighted average
	Number of	grant-date
	options	fair value
(CDN$)
Years ended:
December 31, 2007	336,333	$6.94
December 31, 2006	402,000	10.46
December 31, 2005	318,500	12.77
Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.
14. Commitments and contingencies:
(a)	Operating leases:

Minimum annual lease payments for the next five years and thereafter under operating leases are as follows:

2008	$2,916
2009	2,952
2010	3,014
2011	3,103
2012	3,195
Thereafter	27,544

$42,724

In addition, the Company is also responsible for operating costs and taxes under the operating leases.

(b)	License agreements and research collaborations:

On February 1, 2006, the Company entered into an assignment agreement with Parteq (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of CDN$200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

14. Commitments and contingencies (continued):
(b)	(continued):

Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), as amended in 2005, the Company is committed to pay the federal government royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer’s disease until December 31, 2010. After December 31, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches CDN$20,540. Under the agreement, the Company is committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.

The Company is party to research and license agreements under which it has obtained rights to use certain technologies to develop certain product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

The Company is a party to a collaboration agreement with Centocor for eprodisate (KIACTATM), under which Neurochem is responsible for the regulatory activities in the United States and in Europe up to approval, as well as for global manufacturing activities.

The Company outsources clinical trials in the normal course of business. As at December 31, 2007, the Company’s future obligations with respect to these clinical trial agreements amount to $3,732 (2006 — $16,615).

(c)	Management services agreement:

The payments under a management services agreement with Picchio International Inc. (Picchio International), a company related to a shareholder, director and officer (see note 15 (a)) are $2,317 in 2008.

(d)	Guarantees:

The Company is contingently liable for letters of credit, see note 6. The Company has not recorded a liability with respect to the guarantees, as the Company does not expect to make any payments for these items. The Company has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified events or conditions occur approximate the cost of obtaining the letters of credit.

15. Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International, the Company recorded a management fee of $2,343 for the year ended December 31, 2007 (2006 – $2,164; 2005 – $1,981). During the year ended December 31, 2007, the Company paid $848 of performance based fees which was accrued as at December 31, 2006.

In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 11 (d).

(b)	The Company paid Parteq, a company related to a director, the following amounts in the normal course of operations:

Years ended:
December 31, 2007	$23
December 31, 2006	27
December 31, 2005	31
As indicated in note 8, the Company wrote off certain patents related to non-core technologies that reverted back to Parteq. As indicated in note 14 (b), the Company entered into an agreement with Parteq which terminated an amyloid license agreement and assigned the Amyloid Intellectual Property to the Company.

(c)	In 2005, the Company entered into a lease agreement for a three-year period ending April 2008 with a company in which Picchio Pharma has an equity interest. For the year ended December 31, 2007, sub-lease revenue under the agreement amounted to $858 (2006 - $846; 2005 — $579). During 2007, the lease agreement was extended to April 2011, with gross rent of approximately $968 per year. The Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease. At December 31, 2007, Neurochem had an amount receivable of $19 (2006 — $19) with this company. In addition, Neurochem had amounts receivable of $2 (2006 — $22) from other companies in which Picchio Pharma has an equity interest.

(d)	In March 2006, as disclosed in note 4 (a), the Company invested an additional amount of $1,464 in Innodia Holding, a company in which Picchio Pharma has an equity interest. In addition, during 2006, the Company entered into an amendment agreement with Innodia amending the May 2003 license agreement, which granted Innodia an exclusive worldwide license under certain intellectual property relating to diabetes.
These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16. Income taxes:
(a)	Details of the components of income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Loss before income taxes:
Canadian operations	$(22,150)	$(12,290)	$(12,702)
Foreign operations	(59,336)	(54,179)	(47,025)

	(81,486)	(66,469)	(59,727)

Basic income tax rate	32.02%	32.02%	31.02%

Computed income tax recovery	(26,092)	(21,283)	(18,527)

Adjustments in income taxes resulting from:
Non-recognition of losses and other deductions	6,915	2,603	12,185
Difference in tax rate of a foreign subsidiary	16,529	15,428	8,773
Non-deductible stock option expense	1,331	1,108	1,193
Non-taxable portion of gain on sale of property-	—	(2,658)
Permanent differences and other	1,317	(6)	(966)
Impact of future changes in enacted rates:
(Increase) decrease in future tax asset	2,856	(58)	7,658
Increase (decrease) in valuation allowance	(2,856)	2,208	(7,658)

	$—	$—	$—

16. Income taxes (continued):
(b)	Net future tax assets:

The future tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	2007	2006

Future tax assets:
Patent costs	$9,677	$7,829
Unclaimed scientific research and experimental development expenditures for tax purposes	21,456	13,523
Deferred gain on sale of property	4,638	5,239
Share issue costs	1,352	1,443
Net operating losses of a foreign subsidiary	7,910	5,051
Long-term investment	1,259	1,215
Convertible notes	—	225
Other	837	241

	47,129	34,766

Less: valuation allowance	(45,382)	(33,794)

	1,747	972

Future tax liabilities:
Property and equipment	(841)	(889)
Deferred financing fees	(59)	(83)
Convertible notes	(847)	—

Net future tax assets	$—	$—

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

(c)	The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

	Federal	Quebec

Research expenditure pool (no expiry)	$93,252	$38,341
The Company also has approximately $15,207 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

2014	$2,074
2015	4,145
2026	5,006
2027	3,982

$15,207

16.	Income taxes (continued):
(d)	The Company has non-capital losses carried forward in a foreign subsidiary which are available to reduce future years’ taxable income of that subsidiary. These expire as follows:

2011	$46,752
2012	51,605
2013	63,775
2014	74,875

$237,007

17.	Loss per share:
The reconciliation between basic and diluted loss per share is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Basic weighted average number of common shares outstanding	44,030,474	38,654,063	35,104,342

Basic net loss per share	$(1.85)	$(1.72)	$(1.70)

Diluted loss per share was not presented as the effect of options, warrants and Notes would have been anti-dilutive. All outstanding options, warrants and Notes could potentially be dilutive in the future.
18.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	2007	2006

Cash balances with banks	$1,925	$2,034
Short-term investments (yielding interest between 4.18% to 4.75% (December 31, 2006: 4.32% to 5.31%))	9,038	10,124

	$10,963	$12,158

(b)	Interest and income taxes:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Cash paid in the year for:
Interest	$3,367	$—	$212
Income tax	—	—	—

18.	Statements of cash flows — supplementary disclosure (continued):
(c)	Non-cash transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Additions to property and equipment and patents included in accounts payable and accrued liabilities at year-end	$404	$332	$1,136

19.	Segment disclosures:
(a)	Business segment:

The Company operates in one business segment, the research, development and commercialization of innovative therapeutics. The Company’s operations are conducted principally in Canada and Europe.

(b)	Property and equipment and intangible assets (patents) by geographic area are as follows:

	2007	2006

Canada	$3,801	$3,841
Europe	6,195	5,151

	$9,996	$8,992

(c)	Major customers:

All revenues recognized in 2007, 2006 and 2005 were derived from one customer under the collaboration agreement referred to in note 5.

20.	Financial instruments:
(a)	Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, sales taxes and other receivables, as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. Refer to note 6 for restricted cash. The fair value of convertible notes is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for instruments with similar terms and maturity. At December 31, 2007, the fair values of long-term financial liabilities were as follows:

		2007		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial liabilities included in long-term liabilities	$118	$118	$71	$71
Convertible notes	35,421	21,182	33,650	33,650

Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1-mid rating) as rated by Dominion Board Rating Service (DBRS). As at December 31, 2007, the weighted average effective interest rate of the marketable securities is approximately 4.61% (2006 – 5.02%). The fair market value of the marketable securities amounts to $47,709 as at December 31, 2007 (2006 — $36,600).

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and restricted cash. The Company invests cash with major North American and European financial institutions. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Authorized investments include bankers’ acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer, subject to certain exceptions.

Refer to note 6 for credit risk related to restricted cash.

(c)	Foreign currency risk management:

A portion of the Company’s expenses, are denominated in Canadian dollars. This results in financial risk due to fluctuations in the value of the US dollar relative to the Canadian dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

20.	Financial instruments (continued):
(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable securities	Short-term fixed interest rate
Convertible notes	Fixed interest rate

21.	Subsequent events:

On February 20, 2008, the Company’s Board of Directors approved the following transactions:
(a)	The issuance of 2,445,000 options to purchase common shares to be issued under the Stock Option Plan of the Company. The option price per share will be determined based on the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange.

(b)	The Company renewed the management services agreement entered into with Picchio International Inc., referred to in note 15 (a), to November 30, 2008.

(c)	The Company entered into an amendment with respect to the equity line of credit (ELOC) facility. The term of the ELOC facility has been extended to February 2010. The minimum draw-down obligation by the Company has been reduced to $15,000 over the term. The maximum amount of each monthly draw-down is limited to the lower of $6,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of draw-down. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of draw-down.

(d)	The name-change from Neurochem to BELLUS HealthTM, pending shareholder approval at the next annual meeting.

Shareholder information
Executive management
Dr. Francesco Bellini
Chairman, President and
Chief Executive Officer
Mr. Mariano Rodriguez
Vice President, Finance and
Chief Financial Officer
Dr. Denis Garceau
Senior Vice President,
Drug Development
Dr. Daniel Delorme
Vice President, Research
Dr. Lise Hébert
Vice President,
Corporate Communications
Dr. Shona McDiarmid
Vice President, Intellectual
Property and Compliance
Ms. Judith Paquin
Vice President, Human Resources
Mr. David Skinner
Vice President, General Counsel
and Corporate Secretary
OVOS Natural Health Inc.
Mr. Gary Schmid
Chief Executive Officer
Board of directors
Dr. Francesco Bellini
Chairman, President and
Chief Executive Officer,
Neurochem Inc.
Mr. John Bernbach
President and Founder, NTM Inc.
Dr. Colin Bier
Managing Director,
ABA BioResearch Inc.
Mr. Jean-Guy Desjardins
Chairman, President and
Chief Executive Officer, Centria Inc.

Mr. André Desmarais
President and Co-Chief
Executive Officer,
Power Corporation of Canada
Mr. Neil Flanzraich
Consultant
Mr. Peter Kruyt
President, Power Technology
Investment Corporation
Mr. François Legault
President and Chief Operating Officer,
ViroChem Pharma Inc.
Mr. John Molloy
President and Chief Executive Officer,
Parte q Research and Development
Innovations
Mr. Calin Rovinescu
Senior Principal,
Genuity Capital Markets
Mr. Graeme K. Rutledge
Consultant
Dr. Emil Skamene
Professor of Medicine and Director,
Centre for the Study of Host Resistance
McGill University
Corporate governance
Neurochem is committed to sound corporate
governance practices which ensure that
its affairs are managed in the best interest
of all stakeholders. The Board of Directors
undertakes a periodic review to verify that
Neurochem’s governance practices have kept
pace with changing regulatory environments
in the United States and Canada, to which
Neurochem is subject as a company listed
on both the Nasdaq and TSX. Please refer
to the management proxy circular for more
information on the overall structure of the
Board and its Committees and for details of
Neurochem’s corporate governance practices.
Auditors
KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Montreal, Quebec, Canada H3A 0A3

Transfer agents
Computershare Investor Services
100 University Avenue
9th Floor, North Tower
Toronto, Ontario, Canada M5J 2Y1
Stock Listing
Nasdaq National Market (Nasdaq)
Symbol: NRMX
Toronto Stock Exchange (TSX)
Symbol: NRM
Annual and special meeting
The Annual and Special Meeting
of shareholders will be held at 10:00 a.m.
on April 15, 2008, in the Maxwell-Cummings
Auditorium of the Michal and Renata Hornstein
Pavilion of the Montreal Museum of
Fine Arts, 1379 Sherbrooke Street West,
Montreal, Quebec, Canada.

Corporate profile
Neurochem is a global health company
focused on the research, development and
commercialization of products to provide
innovative health solutions to address critical
unmet medical needs.
Neurochem Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7
Telephone: (450) 680-4500
Toll-Free: 1 (877) 680-4500
Fax: (450) 680-4501
E-mail: info@neurochem.com
www.neurochem.com